UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DELAWARE ENHANCED GLOBAL DIVIDEND & INCOME FUND
(Name of Issuer)

Common Shares
(Title of Class of Securities)

246060107
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 5 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 246060107	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
1,907,485

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,907,485

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,907,485

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.05%[1]

14	TYPE OF REPORTING PERSON
PN; IA

______________________________
1 The percentages used herein are calculated based upon 15,829,048 shares of common stock outstanding as of 11/30/2017, as disclosed in the company's Certified Shareholder Report Form N-CSR filed 2/02/2018.

CUSIP No. 246060107	SCHEDULE 13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,907,485

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,907,485

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,907,485

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.05%[1]

14	TYPE OF REPORTING PERSON
IN

____________________________
1 The percentages used herein are calculated based upon 15,829,048 shares of common stock outstanding as of 11/30/2017, as disclosed in the company's Certified Shareholder Report Form N-CSR filed 2/02/2018.

CUSIP No. 246060107	SCHEDULE 13D	Page 4 of 5 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2018 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 7, 2018 (“Amendment No. 1” and together with this Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”) with respect to the shares of common stock (the “Shares”), of Delaware Enhanced Global Dividend & Income Fund (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D, and Amendment No. 1. This Amendment No. 2 amends Item 4 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

On March 9, 2018, Saba Capital Leveraged Master Fund, Ltd., a private fund advised by Saba Capital Management, L.P., submitted to the Issuer a notice of its intention to nominate eight persons (collectively, the “Nominees”) for election to the Issuer’s Board of Trustees at the 2018 annual meeting of shareholders of the Issuer.

CUSIP No. 246060107	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

            After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 9, 2018

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823